EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Magal S3 to Release First Quarter 2012 Results
on May 30, 2012

YAHUD, ISRAEL, May 15, 2012 -- Magal S3 (NASDAQ GMS: MAGS, TASE: MAGS) today announced that it intends to publish its first quarter 2012 results on May 30, 2012.

The Company will hold an investors’ conference call on the same day, at 10am Eastern Time.

Investors’ Conference Call Information:

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 281 1167
Israel Dial-in Number: 03 918 0685
UK Dial-in Number: 0 800 917 9141
International Dial-in Number:  +972 3 918 0685
at:

10 am Eastern Time; 7 am Pacific Time; 3pm UK Time; 5 pm Israel Time

A replay link of the call will be available from the day after the call on www.magal-ssl.com.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers the broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS) as well as Fortis4G - a new generation of cutting edge Physical Security Information Management system (PSIM) with comprehensive CCTV solutions and leading Intelligent Video Analytics (IVA).

For more information:

Magal Security Systems Ltd. Eitan Livneh, CEO Tel: +972-3-539-1421 Cell: +972-54-430-7370 Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@ccgisrael.com